SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL’s First International Service Receives 83% Customer Approval

São Paulo, August 25, 2005 – GOL Linhas Aéreas Inteligentes (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, announced the results of a survey of passengers flying the airline’s Brazil – Argentina route. Eighty-three percent of Argentine passengers flying GOL said they were “very satisfied” or “satisfied” with the airline’s services. The survey confirms GOL’s success in the Argentine market after just eight months of operations: Buenos Aires was GOL’s first international destination.

The results of the survey reveal high brand loyalty, as 92 percent of respondents said that they would fly on GOL again and 89 percent would recommend the airline to others. The survey also found that 62 percent of Argentines prefer to fly GOL. The survey was developed by Databrain Pesquisas Inteligentes, and was completed by 1,400 GOL passengers during their flight on the Brazil – Argentina route between April and July of this year. Fifty-six percent of respondents were Argentine and 40 percent were Brazilian; the remaining four percent were passengers from other countries.

Half of the passengers flying this route were leisure passengers, 30 percent were business travelers, and 11 percent were flying for other reasons. For 82 percent of the Argentine passengers, the flight between the two countries was their first experience with GOL and the majority of respondents, 89 percent, were motivated to try the airline because of its low fares. Fifteen percent of respondents were initially attracted to GOL because of its reputation for high quality service and the ease by which tickets can be purchased. “The results of this survey prove that GOL’s business model can also be successful in other South American countries and confirm that the region provides a prime opportunity for the expansion of the Company’s operations,” said Tarcisio Gargioni, vice president of GOL’s Marketing and Services.

According to DAC (Departamento de Aviação Civil), July occupancy rates for the Argentine flights were at 85 percent and the average in the first seven months was 70 percent. GOL operates two daily flights from São Paulo to Buenos Aires.

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 360 daily flights to 42 major business and travel destinations in Brazil and Argentina, with substantial expansion opportunities. In 2005, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL listed its shares on the NYSE and the Bovespa in June 2004. For more information, flight times and fares, please access our site at www.voegol.com.br or call 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, or 55 11 2125-3200 from overseas. GOL: here everyone can fly!

Media – U.S.	Media – Brazil, Latin America & Europe:
Gavin Anderson & Company	MVL Comunicação
Gabriela Juncadella	Juliana Cabrini or Roberta Corbioli
Ph: 212-515-1957	Ph: (5511) 3049-0343 / 0341
e-mail: gjuncadella@gavinanderson.com	e-mail: juliana.cabrini@mvl.com.br

Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br (IR section)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.